Exhibit 99.3

NovaBridge Biosciences

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: NBP)

Form of Proxy for Annual General Meeting

to be held on September 8, 2026

(or any adjournment(s) or postponement(s) thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the board of directors (the “Board”) of NovaBridge Biosciences, a Cayman Islands exempted company (the “Company”), of proxies from the holders of the issued ordinary shares of a par value of US$0.0001 each (the “Shares”) to be exercised at the Annual General Meeting of shareholders of the Company (the “Meeting”) to be held at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China on September 8, 2026 at 10:00 a.m. (Shanghai time), and at any adjournment(s) or postponement(s) thereof, for the purpose set forth in the accompanying Notice of Annual General Meeting (the “Meeting Notice”). Only the holders of record of the Shares on the Company’s register of members at the close of business on July 27, 2026 (Shanghai time) (the “Record Date”) are entitled to notice of, to attend and to vote at, the Meeting. Each Share is entitled to one vote on all matters. The quorum of the Meeting is one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative.

The Shares represented by all properly executed proxies returned to the Company will be voted at the Meeting as indicated or, if no instruction is given, the proxy will vote the Shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the Meeting acts as proxy and is entitled to exercise his/her discretion, he/she is likely to vote the Shares FOR the resolution. As to any other business that may properly come before the Meeting, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the Meeting. However, if any other matter properly comes before the Meeting, or any adjournment(s) or postponement(s) thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised by (i) submitting to the Company, at the address set forth below, a duly signed revocation or (ii) voting in person at the Meeting.

Holders of Shares may return this proxy by e-mail to shareholdermeeting@novabridge.com or by mail to the Company’s office at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China, so that it is received by the Company no later than 4:00 p.m. (Shanghai time) on September 6, 2026 to ensure your representation at the Meeting.

NovaBridge Biosciences

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq: NBP)

Form of Proxy for Annual General Meeting

to be held on September 8, 2026

(or any adjournment(s) or postponement(s) thereof)

I/We ______________ of ______________________________________________________________________, being the registered holder of _________________________________________ ordinary shares (Note 1) of a par value of US$0.0001 each of NovaBridge Biosciences (the “Company”), hereby appoint the Chairman of the Annual General Meeting (Note 2) or _______ of ______________________ as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at NovaBridge Biosciences Shanghai office, 38F, AIA Tower, No. 866 Dongchangzhi Road, Shanghai, China on September 8, 2026 at 10:00 a.m. (Shanghai time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit. (Note 3)

RESOLUTIONS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)

AS AN ORDINARY RESOLUTION:

THAT Ms. Xin Liu be removed from her position as a director of the Company with immediate effect upon passing of this resolution, and each director of the Company be and is hereby authorized to take any and every action that might be necessary in relation to the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

Dated ______________, 2026 Signature(s) (Note 4) ____________________________

______________

Notes:

1.
Please insert the number of ordinary shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the ordinary shares in the Company registered in your name(s).
2.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his/her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.
3.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. A proxy need not be a member of the Company, but must attend the Meeting in person. A member may only have one form of proxy valid at any one time. Completion and deposit of a form of proxy does not prevent a member from attending the Meeting in person but if a member attends the Meeting and votes, this proxy will be revoked.
4.
This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its seal or under the hand of an officer or attorney or other person duly authorized to sign the same.